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04030648

Follow-Up Materials

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

PROCESSED
JUN 14 2004
THOMSON FINANCIAL

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ADB

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS:

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-2 FISCAL YEAR:

(03/94)

311669

ASIAN DEVELOPMENT BANK

Our Ref: TR/150.01/JL/04-016
Your Ref: SEC File No. 83-2
21 April 2004

SEC MAIL RECEIVED MAY 12 2004 PROCESSING SECTION WASH. D.C. 152

OFFICE OF INTERNATIONAL CORPORATE FINANCE
2004 MAY 13 P 1:17
RECEIVED

Registered Air Mail
File Desk, Room 1004
United States Securities &
Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

Dear Sirs,

Re: Section 11(a) of the Asian Development Bank Act
Regulation AD Rule 2 (a)

Enclosed are two copies of the regular periodic report for the quarter ended 31 March 2004 which ADB files in accordance with the above Regulation.

Sincerely yours,

JUANITO LIMANDIBRATA
Assistant Treasurer
Funding Division

Encl.: a/s

6 ADB Avenue, Mandaluyong City, 0401 Metro Manila, Philippines • Postal Address: P.O. Box 789, 0980 Manila, Philippines
Tel. (632) 632-4444 Facsimile: (632) 636-2444 E-Mail: information@adb.org Website: http://www.adb.org

ASIAN DEVELOPMENT BANK

RECEIVED

2004 MAY 13 P 1:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank
Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

SEC MAIL PROCESSING SECTION RECEIVED MAY 12 2004 WASH. D.C. 152

For the Fiscal quarter ended 31 March 2004

ASIAN DEVELOPMENT BANK
Post Office Box 789
Manila Central Post Office
0980 Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

In March 2004, ADB fully redeemed its 6.125% US$ Global Bonds of 1994/04 with principal amount of US$750,000,000.

There was no sale of primary obligations in the United States in the first quarter of 2004.

(2) Copies of the ADB's regular quarterly financial statements:

ADB's financial statements for the first quarter ended 31 March 2004 have not been approved by the ADB's Board of Directors. This Periodic Report will be provided when the financial statements have been approved.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

There were no material modifications or amendment of any exhibits previously filed with the Commission.

ADB NEWS RELEASE (First Quarter 2004)	
DATE	PARTICULARS
31 Mar 2004	ADB Plans US$1 Billion in Assistance to Afghanistan, President Chino Tells International Conference in Berlin
31 Mar 2004	ADB Conducts Training for Government in Financial Governance and Management
31 Mar 2004	ADB Concludes 2004 Country Programming Mission for Bangladesh
26 Mar 2004	Water Transport Project to Raise Living Standards Among Remote Poor Communities of PNG
22 Mar 2004	Signing Ceremony for Community Project in Northern Afghanistan
21 Mar 2004	ADB Releases Pakistan Economic Update March 2004
19 Mar 2004	WHO-ADB Outbreak Team Leader Urges Continued Vigilance on Avian Flu
18 Mar 2004	Promoting Use of Reproductive Health Services Among Tajikistan's Poor
18 Mar 2004	Development Partners Reach Understanding with Government on Four Key Actions to Improve Portfolio Performance in Bangladesh
16 Mar 2004	Facilitating Electric Power Trade in Central Asia
16 Mar 2004	ADB Reaffirms Support for Rebuilding Afghanistan with New Office Opening
12 Mar 2004	ADB to Set up Japan Fund for Public Policy Training
5 Mar 2004	ADB Appoints Mrs. Khempheng Pholsena, Lao PDR Vice-Minister, as Vice-President
4 Mar 2004	GMS Trade Fair Inaugurated In Hanoi
28 Feb 2004	Asian Development Bank Releases Draft Public Communications Policy
27 Feb 2004	ADB Issues Indian Rupee Bonds
25 Feb 2004	Launching of the Book "To Serve and to Preserve: Improving Public Administration in a Competitive World" by ADB and the Ministry of Home Affairs
24 Feb 2004	ADB Directors Highlight Viet Nam Achievements and Challenges
19 Feb 2004	ADB Board of Directors Meets with Senior Government Officials in Viet Nam
16 Feb 2004	Realizing Economic Opportunities from Mekong's East-West Corridor
9 Feb 2004	ADB Hands over Protective Equipment to Viet Nam for Fight Against Avian Flu
9 Feb 2004	Private Equity Fund to Promote Infrastructure Development in India
6 Feb 2004	US$44 million Loan Signed to Improve Urban Environment in Six of Central Viet Nam's Poorest Towns
6 Feb 2004	ADB Backing $1.37 Billion Power Project in Thailand to Meet Power Shortfall
4 Feb 2004	ADB Providing Equipment and Training in Viet Nam's Fight Against Bird Flu
29 Jan 2004	ADB to Hold Country Level Consultation on ADF IX
29 Jan 2004	Preparing Financial Markets Governance Program for Bangladesh
27 Jan 2004	ADB Offers Assistance and Urges Regional Cooperation in Fight Against Avian Flu
27 Jan 2004	Camdessus Tells Water Week Opening: 'Dream Of Pure Water Can Be Realized'
26 Jan 2004	ADB Targets Poverty, Human Development and Growth in Philippines for 2004-2006
23 Jan 2004	Infrastructure in East Asia: The Way Forward
21 Jan 2004	ADB to Establish Web Site to Catalyze Bond Market Development in Asia
20 Jan 2004	Bringing Renewable Energy and Incomes to Poor Villages in Central Philippines
17 Jan 2004	Opening of Chidren's Art Exhibition Titled "Viet Nam in 10 Years: My Vision" by ADB and the Viet Nam Fine Arts Association
16 Jan 2004	Grant Supports Innovative Schemes to Improve Schools in Tajikistan
15 Jan 2004	Supporting Improved Health Services in Viet Nam's Poor Central Highlands
14 Jan 2004	Asian Development Bank and Pakistan: 2003 Operations
14 Jan 2004	Pioneering Community Involvement to Raise Living Standards in Northern Afghanistan
14 Jan 2004	ADB Workshop to Promote Gender Equality
13 Jan 2004	ADB Backing Development of India's First Liquefied Natural Gas Terminal
13 Jan 2004	ADB Boosting Philippine Private Sector Through US$200 Million Peso Swap and Financing Facility
8 Jan 2004	ADB Lowers Lending Rates for US Dollar and Multicurrency Loans
8 Jan 2004	Harnessing Community Power to Repair Afghanistan's Irrigation Systems
7 Jan 2004	ADB Co-Sponsors Contest for Innovative Projects to Help Philippines' Poor

Source: ADB's official website (http:// www.adb.org)